Exhibit 99.1

Tiziana Life Sciences Announces Groundbreaking Study Published in
Nature Neuroscience Demonstrating Positive Results for Nasal Anti-
CD3 Therapy in Traumatic Brain Injury

●	Traumatic brain injury is a leading cause of death and disability

●	Currently, there is no treatment to prevent the long-term effects of traumatic brain injury

●	Findings could translate into treating intracerebral hemorrhage or stroke

NEW YORK, February 27, 2025 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies with its lead development candidate, intranasal foralumab, a fully human, anti-CD3 monoclonal antibody, today announced the publication of a landmark study in Nature Neuroscience demonstrating that nasal administration of Tiziana’s anti-CD3 monoclonal antibody significantly reduced neuroinflammation and improved recovery. Modulating the neuroinflammatory response correlated with improved neurological outcomes. These included, less anxiety, less cognitive decline, and improved motor skills, in a preclinical model of traumatic brain injury (TBI).

The study was led by Saef Izzy, MD, FNCS, FAAN, a neurologist and head of the Immunology of Brain Injury Program at Brigham and Women’s Hospital (BWH), a founding member of the Mass General Brigham healthcare system. The publication revealed that nasal anti-CD3 therapy induces IL-10 producing regulatory T cells (Tregs) that migrate to the brain and modulate microglia activity. These Tregs were found to play a pivotal role in reducing chronic microglial inflammation and enhancing their phagocytic function, ultimately mitigating CNS damage and behavioral deficits associated with TBI.

“This study highlights the critical role of immune modulation in improving recovery time and outcomes after traumatic brain injury,” said Dr. Saef Izzy, lead author and neurologist at Brigham and Women’s Hospital. “We found that nasal anti-CD3 therapy effectively harnesses the body’s own immune system to counteract the damaging effects of neuroinflammation while enhancing the brain’s reparative mechanisms. These findings offer exciting potential for developing a much-needed therapeutic approach for TBI patients.”

TBI remains a major unmet medical need, with no effective treatments currently available to reduce CNS injury and promote recovery. The study demonstrated that blocking the IL-10 receptor abrogated the benefits of nasal anti-CD3, confirming the pivotal role of IL-10 in the therapeutic effect. Moreover, the adoptive transfer of IL-10 producing Tregs restored the benefits, further validating the mechanism of action.

“The positive results from this study provide strong support for advancing nasal anti-CD3 (foralumab) as a novel and promising treatment for traumatic brain injury,” said Dr. Howard L. Weiner, Co-Director of the Ann Romney Center for Neurologic Diseases at BWH. “By modulating the immune system through simple nasal delivery, we are tapping into a unique and innovative way to treat neuroinflammation and improve outcomes for TBI patients, which could be in a hospital, at the road side after an accident or on the playing field in contact sports.”

“The Company’s proprietary nasal anti-CD3 monoclonal antibody platform has already demonstrated potential in multiple neuroinflammatory and autoimmune diseases. These results further validate the mechanism of action of foralumab and Tiziana’s commitment to further develop transformative therapies for neuroinflammatory conditions such as Multiple Sclerosis, Alzheimer’s disease and ALS,” said Ivor Elrifi, CEO of Tiziana Life Sciences. “We believe nasal foralumab has the potential to be a game-changer in the treatment of traumatic brain injury and other acute brain injuries, addressing a critical unmet need in medicine.”

Publication title: “Nasal anti-CD3 monoclonal antibody ameliorates traumatic brain injury, enhances microglial phagocytosis and reduces neuroinflammation via IL-10-dependent Treg–microglia crosstalk” Izzy, S., et al. Nature Neuroscience. DOI: 10.1038/s41593-025-01877-7

Link to publication: https://www.nature.com/articles/s41593-025-01877-7

About Foralumab

Foralumab, a fully human anti-CD3 monoclonal antibody, is a biological drug candidate that has been shown to stimulate T regulatory cells when dosed intranasally. At present, 10 patients with Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS) have been dosed in an open-label intermediate sized Expanded Access (EA) Program (NCT06802328) with either an improvement or stability of disease seen within 6 months in all patients. The FDA has recently allowed an additional 20 patients to be enrolled in this EA program. In addition, intranasal foralumab is currently being studied in a Phase 2a, randomized, double-blind, placebo-controlled, multicenter, dose-ranging trial in patients with non-active secondary progressive multiple sclerosis (NCT06292923).

Activated T cells play an important role in the inflammatory process. Foralumab, the only fully human anti-CD3 monoclonal antibody (mAb) currently in clinical development, binds to the T cell receptor and dampens inflammation by modulating T cell function, thereby suppressing effector features in multiple immune cell subsets. This effect has been observed in patients with COVID and with multiple sclerosis, as well as in healthy normal subjects. The non-active SPMS intranasal foralumab Phase 2 trial (NCT06292923) began screening patients in November of 2023. Immunomodulation by nasal anti-CD3 mAb represents a novel avenue for treatment of neuroinflammatory and neurodegenerative human diseases.1,2

[1]	https://www.pnas.org/doi/10.1073/pnas.2220272120

[2]	https://www.pnas.org/doi/10.1073/pnas.2309221120

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb currently in clinical development, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For more information about Tiziana Life Sciences and its innovative pipeline of therapies, please visit www.tizianalifesciences.com.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry, its beliefs, and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors described more fully in the section entitled ‘Risk Factors’ in Tiziana’s Annual Report on Form 20-F for the year ended December 31, 2023, and other periodic reports filed with the Securities and Exchange Commission.The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development, and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

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